Exhibit 99.2

March 26, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for 2013 Annual Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of December 31, 2013 (the “Financial Reports”).

Pages 4,5,6,7,8,9,10,13,15,16 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 17 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Urbanization, Quality, Growth LOCATION LOCATION LOCATION Gazit-Globe - Conference Call Presentation | Q4 & Year-End 2013 Financial Results March 26, 2014
Disclaimer This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.
Roni Soffer President
Strong Performance (CHART) Liquidity Leverage 9.6 At the company and its private subsidiaries 8.2 NIS Billions FFO Per Share FFO (CHART) (CHART) NIS millions NIS 8.3 6.5 CAGR +10.3% CAGR +17.7% CAGR +13.9%, (Solo level +22.6%) Decrease -5.7% (CHART)
(CHART) (*) Excluding foreign exchange fluctuation. Resilient Assets with Stable Occupancy (CHART) 2013 Same Property NOI Growth (*) Strong Tenant Mix Supermarkets and necessity- driven retailers Organic Growth (CHART) (CHART) Regional Breakdown Regional Breakdown
(*) Excluding foreign exchange fluctuation (CHART) 2008 - 2013 Occupancy 2008 - 2013 Same Property NOI Growth (*) Average: 3.4% (CHART) Average: 94.4% (figures in %) (figures in %) Organic Growth 2008 - 2013
(CHART) (CHART) (CHART) NIS million 10-12/2013 1-12/2013 New properties acquisition 455 4,809 Development & redevelopment 638 2,054 Total 1,093 6,863 Disposals and recycle of capital 430 2,197 10-12/2013 Investment 1-12/2013 Investment 1-12/2013 Disposals (*) Including joint controlled entities Total Investments based on full consolidation (*) External Growth
The Power of Urbanization (1) Source: United Nations, World Population Prospects The 2012 Revision. Information is based on data for USA, Canada, Israel, Czech Republic, Poland, Finland, Sweden, Estonia, Brazil (2) Source: OECD (stats.oecd.org). Data as of 2010 for cities in USA, Canada, Czech Republic, Poland, Finland, Sweden, Estonia Key highlights of the demographic changes in Gazit-Globe's markets: Since 1990, urban population has been growing at an average of 1.5% a year, while non-urban populations has been shrinking(1) In the past 5 years, major cities in which Gazit-Globe has high concentration have grown, on average, 90% faster than their respective countries in Europe, and 35% faster in North America(2) Major cities in which Gazit-Globe has high concentration have, on average, double the GDP Per Capita compared to their respective countries in Europe, and 15% higher GDP Per Capita in North America(2) Urban Population Growth(1) (1950 - 2050) (CHART) (CHART)
As percentage of total assets Number of assets with value > US$ 100 million Urbanization, Quality, Growth 2008 2013 45 2008 2013 17% 38% 10 Note: Calculation is based on December 2008 financial statements and December 2013 financial statements with full inclusion of the value of properties managed by the Group
(CHART) Long-Term Value Creation Average Annual Return of 17.3% since 2000 (*) (*) Data from December 31st, 1999 through December 31st, 2013 Dividend Per Share (NIS) CAGR 10.7% Consistent & Growing Dividends for 15 Years (CHART)
Gil Kotler Senior Executive VP & Chief Financial Officer
12 months ended December 31 12 months ended December 31 12 months ended December 31 (in NIS million except per share data) 2013 2012 Change % Property rental income 5,146 5,249 (2%) NOI 3,457 3,544 (2%) NOI margin 67.2% 67.5% - FFO 585 533 10% FFO per share (NIS) 3.41 3.23 6% The number of shares used in calculating the diluted FFO per share (mm) 171.4 165.0 4% Cash flow from operating activities 1,218 1,393 - Fair value gain on investment property 933 1,913 - Net income attributable to equity holders of the company 977 957 - Diluted net income per share attributable to equity holders of the Company (NIS) 5.64 5.59 - Financial Results for 2013
(2%) NOI FFO Per Share Rental Income FFO NIS millions NIS millions NIS millions NIS (CHART) Operational Parameters (CHART) (CHART) (CHART) (2%) Based on 2012 FX rates, 2013 rental revenues increased by 4% Based on 2012 FX rates, 2013 NOI increased by 4% 4% 4% 10% 21% Based on 2012 FX rates, 2013 FFO increased by 21% 6% 17% Based on 2012 FX rates, 2013 FFO per share increased by 17% 2012 ? 2013 Average Currencies against NIS (6.4%) (3.2%) (9.1%)
3 months ended December 31 3 months ended December 31 3 months ended December 31 (in NIS million except per share data) 2013 2012 Change % Property rental income 1,269 1,370 (7%) NOI 855 911 (6%) NOI margin 67.4% 66.5% - FFO 147 137 7% FFO per share (NIS) 0.84 0.83 1% The number of shares used in calculating the diluted FFO per share (mm) 176.1 165.4 6% Cash flow from operating activities 646 430 - Fair value gain on investment property 429 441 - Net income attributable to equity holders of the company 238 224 - Diluted net income per share attributable to equity holders of the Company (NIS) 1.34 1.34 - Financial Results for Q4 2013
(CHART) (CHART) Liquidity Leverage (CHART) Access to Capital Markets 11.1 Equity Bonds and Convertible Bonds NIS Billions NIS 3.5 bn at the company and its private subsidiaries 9.2 20.4% Liquidity and Financial Strength NIS Billions Average yield of 4.08% and 8.3 years to maturity Unencumbered Pool of Assets (CHART) NIS Billions (1.1%) 5.7% Atrium Other consolidated Subsidiaries Atrium Consolidated Atrium bonds
(NIS million) Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) (NIS million) 3 months ended December 31 3 months ended December 31 12 months ended December 31 12 months ended December 31 (NIS million) 2013 2012 2013 2012 421 286 666 614 4 125 200 1,127 2 4 81 79 (7) 28 (42) 58 9 (2) 28 35 429 441 933 1,913 (147) (148) (102) (27) Fair Value of Investment Property
As of December 31 As of December 31 (in NIS million except per share data) 2013 2012 Total Assets 68,088 71,062 Investment Properties & Development 56,399 59,753 Interest Bearing Liabilities 38,167 40,834 Total Equity 22,819 22,649 Shareholder's Equity 8,009 7,849 Shareholder's Equity Per Share 45.6 47.5 EPRA NAV per share (*) 58.3 60.7 Net Debt to Total Assets 55.0% 56.1% Average nominal Interest Rate for the period 4.9% 5.1% Balance Sheet Highlights (*) Retroactively adjusted
(CHART) Well Staggered Debt Maturities (*) NIS Millions (*) "Expanded Stand Alone Basis", As of December 31, 2013 (CHART) Debt Breakdown NIS 14.6bn Debenture Maturity Schedule
1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE For More Information: